================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                               (Amendment No. 2)
                      -----------------------------------

                   QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                (Name of Issuer)

                             QUILMES INDUSTRIAL S.A.
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        CLASS B SHARES, WITHOUT PAR VALUE

              AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS
               2 CLASS B SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of securities)

                      -----------------------------------
                                    74838Y20
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
      INBEV SA             SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  BROUWERIJPLEIN 1            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 315 870       (011) (44) 20 7959-8900                BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                NOVEMBER 8, 2006
                  (Date of Event to Which This Filing Relates)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV SA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      38,388,914 CLASS B SHARES
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      81% CLASS B SHARES
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

1)   Each Class A Share and Class B Share has one vote.

2) On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Societe Anonyme (the "Issuer", "Quinsa" or the "Company").

3) On January 31, 2003, Dunvegan S.A. ("Dunvegan"), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC").

4) On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken").

5) After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6) On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Hermann Telles ("Mr. Telles") (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting InBev, formerly Stichting Interbrew (the "Stichting") Eugenie Patri Sebastien S.A. ("EPS") and InBev SA, formerly Interbrew S.A. ("InBev") (the "Contribution and Subscription Agreement") with respect to the contribution of the 8,253,913,260 common shares of AmBev, without par value (the "AmBev Common Shares") owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7) On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Ambrew, S.A., formerly Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Ambrew"), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("InBev Brasil", which was subsequently dissolved as described in footnote 10 below), and indirectly owned 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A.-ECAP, a company that was incorporated under the laws of the Federative Republic of Brazil ("ECAP", which was subsequently dissolved as described in footnote 10 below). InBev Brasil and ECAP, together, held 8,253,913,260 AmBev Common Shares. In exchange for the contribution to InBev of Ambrew, InBev issued 141,712,000 new ordinary shares to BRC.

8) Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev Common Shares and 11,398,181,319 new AmBev preferred shares to Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by an Incorporacao Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the "Incorporacao Agreement").

9) As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement, InBev indirectly held 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. As a result of the Instrument of Accession described in Item 6 hereof, InBev acquired indirect beneficial ownership of 5,349,312,173 AmBev Common Shares owned by the Fundacao (which subsequently increased its stake to 5,498,331,293 AmBev Common Shares). As more fully described in Amendment No. 11 to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons, InBev also acquired beneficial ownership of the following AmBev Common Shares: (a) 2,960,070,177 shares as a result of the settlement of a mandatory tender offer on May 3, 2005; (b) 6,095,669,326 shares received by InBev pursuant to the AmBev share dividend declared May 31, 2005; and (c) 14,506,672 shares contributed to AmBrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev. InBev's holdings of AmBev Common Shares were reduced by 39,413,782 AmBev Common Shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil and the InBev Brasil-Ambev Merger (which are described in footnote 10 to the cover pages of this Amendment No. 2). The Stichting holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares.

10) On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger") and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the Reporting Persons as defined in Item 1 of this Schedule 13D). ECAP and InBev Brazil were dissolved as a result of these mergers. Subsequently, IIBV acquired 10,200,766 additional AmBev Common Shares and Ambrew acquired 1,314,294 additional AmBev Common Shares.

11) The following information was obtained from the Schedule 13D relating to Quinsa filed on April 17, 2006 by AmBev. On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the "2006 Letter Agreement") pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the "Remaining Shares"). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the "Stock Purchase Agreement"), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

12) The following information was obtained from the Schedule 13D relating to Quinsa filed on August 10, 2006 by AmBev. On August 8, 2006 (the "Closing Date"), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation ("BAH"), and sold all of the issued and outstanding shares of BAH ("BAH Shares") to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

13) Based on information provided by AmBev in its Schedule TO-C relating to Quinsa filed on November 9, 2006, InBev understands that, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INBEV
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      38,388,914 CLASS B SHARES
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      81% CLASS B SHARES
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

1)   Each Class A Share and Class B Share has one vote.

2) On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Societe Anonyme (the "Issuer", "Quinsa" or the "Company").

3) On January 31, 2003, Dunvegan S.A. ("Dunvegan"), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC").

4) On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken").

5) After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6) On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Hermann Telles ("Mr. Telles")

     (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting InBev, formerly Stichting Interbrew (the "Stichting") Eugenie Patri Sebastien S.A. ("EPS") and InBev SA, formerly Interbrew S.A. ("InBev") (the "Contribution and Subscription Agreement") with respect to the contribution of the 8,253,913,260 common shares of AmBev, without par value (the "AmBev Common Shares") owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7) On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Ambrew, S.A., formerly Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Ambrew"), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("InBev Brasil", which was subsequently dissolved as described in footnote 10 below), and indirectly owned 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A.-ECAP, a company that was incorporated under the laws of the Federative Republic of Brazil ("ECAP", which was subsequently dissolved as described in footnote 10 below). InBev Brasil and ECAP, together, held 8,253,913,260 AmBev Common Shares. In exchange for the contribution to InBev of Ambrew, InBev issued 141,712,000 new ordinary shares to BRC.

8) Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev Common Shares and 11,398,181,319 new AmBev preferred shares to Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by an Incorporacao Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the "Incorporacao Agreement").

9) As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement, InBev indirectly held 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. As a result of the Instrument of Accession described in Item 6 hereof, InBev acquired indirect beneficial ownership of 5,349,312,173 AmBev Common Shares owned by the Fundacao (which subsequently increased its stake to 5,498,331,293 AmBev Common Shares). As more fully described in Amendment No. 11 to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons, InBev also acquired beneficial ownership of the following AmBev Common Shares: (a) 2,960,070,177 shares as a result of the settlement of a mandatory tender offer on May 3, 2005; (b) 6,095,669,326 shares received by InBev pursuant to the AmBev share dividend declared May 31, 2005; and (c) 14,506,672 shares contributed to AmBrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev. InBev's holdings of AmBev Common Shares were reduced by 39,413,782 AmBev Common Shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil and the InBev Brasil-Ambev Merger (which are described in footnote 10 to the cover pages of this Amendment No. 2). The Stichting holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares.

10) On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger") and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new

     AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the Reporting Persons as defined in Item 1 of this Schedule 13D). ECAP and InBev Brazil were dissolved as a result of these mergers. Subsequently, IIBV acquired 10,200,766 additional AmBev Common Shares and Ambrew acquired 1,314,294 additional AmBev Common Shares.

11) The following information was obtained from the Schedule 13D relating to Quinsa filed on April 17, 2006 by AmBev. On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the "2006 Letter Agreement") pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the "Remaining Shares"). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the "Stock Purchase Agreement"), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

12) The following information was obtained from the Schedule 13D relating to Quinsa filed on August 10, 2006 by AmBev. On August 8, 2006 (the "Closing Date"), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation ("BAH"), and sold all of the issued and outstanding shares of BAH ("BAH Shares") to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

13) Based on information provided by AmBev in its Schedule TO-C relating to Quinsa filed on November 9, 2006, InBev understands that, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      38,388,914 CLASS B SHARES
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      81% CLASS B SHARES
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

1)   Each Class A Share and Class B Share has one vote.

2) On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Societe Anonyme (the "Issuer", "Quinsa" or the "Company").

3) On January 31, 2003, Dunvegan S.A. ("Dunvegan"), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC").

4) On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken").

5) After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6) On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Hermann Telles ("Mr. Telles") (collectively, the "SB Group Companies") entered into a Contribution and

     Subscription Agreement with the Stichting InBev, formerly Stichting Interbrew (the "Stichting") Eugenie Patri Sebastien S.A. ("EPS") and InBev SA, formerly Interbrew S.A. ("InBev") (the "Contribution and Subscription Agreement") with respect to the contribution of the 8,253,913,260 common shares of AmBev, without par value (the "AmBev Common Shares") owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7) On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Ambrew, S.A., formerly Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Ambrew"), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("InBev Brasil", which was subsequently dissolved as described in footnote 10 below), and indirectly owned 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A.-ECAP, a company that was incorporated under the laws of the Federative Republic of Brazil ("ECAP", which was subsequently dissolved as described in footnote 10 below). InBev Brasil and ECAP, together, held 8,253,913,260 AmBev Common Shares. In exchange for the contribution to InBev of Ambrew, InBev issued 141,712,000 new ordinary shares to BRC.

8) Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev Common Shares and 11,398,181,319 new AmBev preferred shares to Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by an Incorporacao Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the "Incorporacao Agreement").

9) As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement, InBev indirectly held 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. As a result of the Instrument of Accession described in Item 6 hereof, InBev acquired indirect beneficial ownership of 5,349,312,173 AmBev Common Shares owned by the Fundacao (which subsequently increased its stake to 5,498,331,293 AmBev Common Shares). As more fully described in Amendment No. 11 to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons, InBev also acquired beneficial ownership of the following AmBev Common Shares: (a) 2,960,070,177 shares as a result of the settlement of a mandatory tender offer on May 3, 2005; (b) 6,095,669,326 shares received by InBev pursuant to the AmBev share dividend declared May 31, 2005; and (c) 14,506,672 shares contributed to AmBrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev. InBev's holdings of AmBev Common Shares were reduced by 39,413,782 AmBev Common Shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil and the InBev Brasil-Ambev Merger (which are described in footnote 10 to the cover pages of this Amendment No. 2). The Stichting holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares.

10) On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger") and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the Reporting Persons as defined in Item 1 of this Schedule 13D). ECAP and InBev Brazil were dissolved as a result of these mergers. Subsequently, IIBV acquired 10,200,766 additional AmBev Common Shares and Ambrew acquired 1,314,294 additional AmBev Common Shares.

11) The following information was obtained from the Schedule 13D relating to Quinsa filed on April 17, 2006 by AmBev. On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the "2006 Letter Agreement") pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the "Remaining Shares"). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the "Stock Purchase Agreement"), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

12) The following information was obtained from the Schedule 13D relating to Quinsa filed on August 10, 2006 by AmBev. On August 8, 2006 (the "Closing Date"), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation ("BAH"), and sold all of the issued and outstanding shares of BAH ("BAH Shares") to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

13) Based on information provided by AmBev in its Schedule TO-C relating to Quinsa filed on November 9, 2006, InBev understands that, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

     EPS disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
        Names of Reporting Persons
        AMBREW S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      38,388,914 CLASS B SHARES
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      81% CLASS B SHARES
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

1)   Each Class A Share and Class B Share has one vote.

2) On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Societe Anonyme (the "Issuer", "Quinsa" or the "Company").

3) On January 31, 2003, Dunvegan S.A. ("Dunvegan"), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC").

4) On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken").

5) After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6) On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Hermann Telles ("Mr. Telles")

     (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting InBev, formerly Stichting Interbrew (the "Stichting") Eugenie Patri Sebastien S.A. ("EPS") and InBev SA, formerly Interbrew S.A. ("InBev") (the "Contribution and Subscription Agreement") with respect to the contribution of the 8,253,913,260 common shares of AmBev, without par value (the "AmBev Common Shares") owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7) On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Ambrew, S.A., formerly Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Ambrew"), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("InBev Brasil", which was subsequently dissolved as described in footnote 10 below), and indirectly owned 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A.-ECAP, a company that was incorporated under the laws of the Federative Republic of Brazil ("ECAP", which was subsequently dissolved as described in footnote 10 below). InBev Brasil and ECAP, together, held 8,253,913,260 AmBev Common Shares. In exchange for the contribution to InBev of Ambrew, InBev issued 141,712,000 new ordinary shares to BRC.

8) Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev Common Shares and 11,398,181,319 new AmBev preferred shares to Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by an Incorporacao Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the "Incorporacao Agreement").

9) As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement, InBev indirectly held 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. As a result of the Instrument of Accession described in Item 6 hereof, InBev acquired indirect beneficial ownership of 5,349,312,173 AmBev Common Shares owned by the Fundacao (which subsequently increased its stake to 5,498,331,293 AmBev Common Shares). As more fully described in Amendment No. 11 to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons, InBev also acquired beneficial ownership of the following AmBev Common Shares: (a) 2,960,070,177 shares as a result of the settlement of a mandatory tender offer on May 3, 2005; (b) 6,095,669,326 shares received by InBev pursuant to the AmBev share dividend declared May 31, 2005; and (c) 14,506,672 shares contributed to AmBrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev. InBev's holdings of AmBev Common Shares were reduced by 39,413,782 AmBev Common Shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil and the InBev Brasil-Ambev Merger (which are described in footnote 10 to the cover pages of this Amendment No. 2). The Stichting holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares.

10) On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger") and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new

     AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the Reporting Persons as defined in Item 1 of this Schedule 13D). ECAP and InBev Brazil were dissolved as a result of these mergers. Subsequently, IIBV acquired 10,200,766 additional AmBev Common Shares and Ambrew acquired 1,314,294 additional AmBev Common Shares.

11) The following information was obtained from the Schedule 13D relating to Quinsa filed on April 17, 2006 by AmBev. On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the "2006 Letter Agreement") pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the "Remaining Shares"). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the "Stock Purchase Agreement"), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

12) The following information was obtained from the Schedule 13D relating to Quinsa filed on August 10, 2006 by AmBev. On August 8, 2006 (the "Closing Date"), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation ("BAH"), and sold all of the issued and outstanding shares of BAH ("BAH Shares") to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

13) Based on information provided by AmBev in its Schedule TO-C relating to Quinsa filed on November 9, 2006, InBev understands that, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW INTERNATIONAL B.V.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      38,388,914 CLASS B SHARES
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B SHARES
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      81% COMMON SHARES
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

1)   Each Class A Share and Class B Share has one vote.

2) On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Societe Anonyme (the "Issuer", "Quinsa" or the "Company").

3) On January 31, 2003, Dunvegan S.A. ("Dunvegan"), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC").

4) On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken").

5) After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6) On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Hermann Telles ("Mr. Telles")

     (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting InBev, formerly Stichting Interbrew (the "Stichting") Eugenie Patri Sebastien S.A. ("EPS") and InBev SA, formerly Interbrew S.A. ("InBev") (the "Contribution and Subscription Agreement") with respect to the contribution of the 8,253,913,260 common shares of AmBev, without par value (the "AmBev Common Shares") owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7) On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Ambrew, S.A., formerly Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Ambrew"), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("InBev Brasil", which was subsequently dissolved as described in footnote 10 below), and indirectly owned 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A.-ECAP, a company that was incorporated under the laws of the Federative Republic of Brazil ("ECAP", which was subsequently dissolved as described in footnote 10 below). InBev Brasil and ECAP, together, held 8,253,913,260 AmBev Common Shares. In exchange for the contribution to InBev of Ambrew, InBev issued 141,712,000 new ordinary shares to BRC.

8) Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev Common Shares and 11,398,181,319 new AmBev preferred shares to Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by an Incorporacao Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the "Incorporacao Agreement").

9) As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement, InBev indirectly held 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. As a result of the Instrument of Accession described in Item 6 hereof, InBev acquired indirect beneficial ownership of 5,349,312,173 AmBev Common Shares owned by the Fundacao (which subsequently increased its stake to 5,498,331,293 AmBev Common Shares). As more fully described in Amendment No. 11 to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons, InBev also acquired beneficial ownership of the following AmBev Common Shares: (a) 2,960,070,177 shares as a result of the settlement of a mandatory tender offer on May 3, 2005; (b) 6,095,669,326 shares received by InBev pursuant to the AmBev share dividend declared May 31, 2005; and (c) 14,506,672 shares contributed to AmBrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev. InBev's holdings of AmBev Common Shares were reduced by 39,413,782 AmBev Common Shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil and the InBev Brasil-Ambev Merger (which are described in footnote 10 to the cover pages of this Amendment No. 2). The Stichting holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares.

10) On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger") and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new

     AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the Reporting Persons as defined in Item 1 of this Schedule 13D). ECAP and InBev Brazil were dissolved as a result of these mergers. Subsequently, IIBV acquired 10,200,766 additional AmBev Common Shares and Ambrew acquired 1,314,294 additional AmBev Common Shares.

11) The following information was obtained from the Schedule 13D relating to Quinsa filed on April 17, 2006 by AmBev. On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the "2006 Letter Agreement") pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the "Remaining Shares"). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the "Stock Purchase Agreement"), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

12) The following information was obtained from the Schedule 13D relating to Quinsa filed on August 10, 2006 by AmBev. On August 8, 2006 (the "Closing Date"), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation ("BAH"), and sold all of the issued and outstanding shares of BAH ("BAH Shares") to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

13) Based on information provided by AmBev in its Schedule TO-C relating to Quinsa filed on November 9, 2006, InBev understands that, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D originally filed on September 2, 2004 as amended by Amendment No. 1 thereto filed on November 4, 2004 on behalf of InBev S.A. ("InBev"), Stichting InBev (formerly Stichting Interbrew) (the "Stichting"), Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA) ("EPS"), Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), InBev Holding Brasil S.A. (formerly Bracos Investimentos S.A.) ("InBev Brasil"), Ambrew S.A. ("Ambrew") (formerly Tinsel Investments S.A.) and Interbrew International B.V. ("IIBV") (the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is herein referred to as the "Schedule 13D"). InBev, the Stichting, EPS, Ambrew and IIBV are collectively referred to herein as the "Reporting Persons". ECAP and InBev Brasil were dissolved as a result of the merger transactions described in footnote 10 to the cover pages to this Amendment No. 2 and are therefore no longer Reporting Persons with respect to this Schedule 13D.

This Schedule 13D relates to the Class B Shares, without par value, of Quilmes Industrial (Quinsa), Societe Anonyme, a Luxembourg public limited company ("Quinsa"). Quinsa Class A Shares and Class B Shares are currently listed and traded in U.S. Dollars on the Luxembourg Stock Exchange. The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive office is 84, Grand Rue L-1660 Luxembourg, Grand Duchy of Luxembourg.

ITEM 2.  IDENTITY AND BACKGROUND.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of InBev, the Stichting, EPS, Ambrew and IIBV, and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 is amended and supplemented by adding the following paragraphs:

According to the Schedule TO-C relating to Quinsa, filed on November 9, 2006 by AmBev, AmBev expects to fund the purchase of Class A Shares and Class B Shares (including Class B Shares held as ADSs) tendered in the Offer (as defined below) and the payment of related fees and expenses from existing general corporate funds. Any Offer (as defined below) made will be made by AmBev, not InBev. According to the Schedule TO-C relating to Quinsa, filed on November 9, 2006 by AmBev, the Offer (as defined below) is not subject to the receipt of financing and AmBev does not have any alternative financing arrangement or alternative financing plans.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following information:

On November 8, 2006, AmBev issued a press release (the "Press Release") announcing that its board of directors had approved a plan to make a voluntary offer to purchase any and all Class A and Class B Shares (including Class B Shares held as ADSs) of Quinsa (the "Offer"). On November 8, 2006, InBev's Board of Directors confirmed its support for a decision by the Board of Directors of AmBev to buy-out the Quinsa minorities at the same price per share paid to BAC for its controlling interest in Quinsa. The Press Release is attached as Exhibit
2.32 to this Amendment No. 2 and is hereby incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated by the following:

(a) Rows (11) and (13) of the cover pages to this Amendment No. 2 are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 2 set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or direct the disposition.

According to the Schedule 13D relating to AmBev filed by BRC on April 26, 2006 (the "BRC 13D"), BRC, which is controlled by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrman Telles (each of whom is a director of InBev and the Stichting and a director or alternate director of AmBev), is a party to the Interbrew Shareholders Agreement, which relates to 321,721,000 ordinary shares of InBev, which represents approximately 52.9% of the outstanding capital stock of InBev. According to the BRC 13D, Messrs. Lemann, Sicupira and Telles hold sole voting and dispositive power over 12, 6 and 42,609,006 AmBev Common Shares, respectively, and each held shared voting and dispositive power over 30,500,239,706 AmBev Common Shares, which, to the knowledge of the Reporting Persons, has subsequently been increased to 30,660,773,886.

To the knowledge of each of the Reporting Persons, none of the persons listed in Annexes A-1 through A-5, as applicable, hereto own any Quinsa Class B Shares other than as described in this Schedule 13D.

(c) There were no transactions in the Quinsa Class B shares that were effected during the past 60 days by the Reporting Persons, or by any executive officer or director of the Reporting Persons, other than those described herein.

(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Quinsa Class B Shares owned by AmBev and its affiliates.

(e) Not applicable.

The information contained in the Exhibits to this Schedule 13D is hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the following:

On July 28, 2005, IIBV and AmBrew executed the Instrument of Accession (the "Instrument of Accession") to the AmBev Shareholders' Agreement. Under the Instrument of Accession, IIBV and AmBrew became parties to the AmBev Shareholders' Agreement in their capacity as holders of the replacement AmBev Common Shares (as defined in footnote 10 to the cover pages of this Amendment No. 2) (the "Replacement Shares") issued pursuant to the InBev Brazil-AmBev Merger (as defined in footnote 10 to the cover pages to this Amendment No. 2). As a result, IIBV and AmBrew are bound by and subject to the terms of the AmBev Shareholders' Agreement with respect to the Replacement Shares.

The Instrument of Accession is attached as Exhibit 2.30 to this Schedule 13D and is hereby incorporated by reference herein and the discussion of the Instrument of Accession in this Item 6 is qualified in its entirety by reference thereto.

On November 8, 2006, InBev's Board of Directors confirmed its support for a decision by the Board of Directors of AmBev to buy-out the Quinsa minorities at the same price per share paid to BAC for its controlling interest in Quinsa.

The Press Release is hereby incorporated by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to
          Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to
          Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment
          No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit 2.4 the
          Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.17 Shareholders Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19      Form of Amended InBev By-laws (incorporated by reference to Exhibit
          2.8 to the Schedule 13D relating to AmBev filed by ECAP, InBev Brasil and the Reporting Persons on September 2, 2004).

2.20      Form of Amended Stichting By-laws (incorporated by reference to
          Exhibit 2.9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by ECAP, InBev Brasil and the Reporting Persons on September 2,
          2004).

2.22 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D filed by ECAP, InBev Brasil and the Reporting Persons on September 2, 2004).

2.23 Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).

2.27 Press Release of AmBev, dated October 29, 2004 (incorporated by reference to the Schedule 13D relating to Quinsa filed by the Original Reporting Persons on November 4, 2004).

2.28 Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.21 to the Schedule 13D relating to Quinsa, filed on April 17, 2006 by AmBev).

2.29 Press Release of AmBev, dated April 13, 2006 (incorporated by reference to Exhibit 2.22 to the Schedule 13D relating to Quinsa, filed on April 17, 2006 by AmBev).

2.30 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons).

2.31 Press Release of AmBev, dated August 8, 2006 (incorporated by reference to Exhibit 2.23 to the Schedule 13D relating to Quinsa, filed on August 10, 2006 by AmBev).

2.32 Press Release of AmBev, dated November 8, 2006 (incorporated by reference to Exhibit 2.24 to the Schedule TO-C relating to Quinsa, filed on November 9, 2006 by AmBev).


                                            ANNEX A-1

                            EXECUTIVE OFFICERS AND DIRECTORS OF INBEV

----------------------------------------------------------------------------------------------------------
         NAME              CITIZENSHIP               BUSINESS ADDRESS              PRESENT PRINCIPAL
                                                                                OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------
  Peter Harf          Germany                 Ludwig-Bertram-Str. 8+10;       Chairman of InBev; Chairman
                                              D-67059, Ludwigshafen,          and Chief Executive Officer
                                              Germany                         of Joh. A. Benckiser GmbH
----------------------------------------------------------------------------------------------------------
  Jorge Paulo Lemann  Brazil                  Rue Dr. Renato Paes de          Director of BRC, InBev and
                                              Barros, n(degree) 1.017,        the Stichting; Alternate
                                              3(degree) andar cjs. 31         Director of AmBev
                                              e 32 04530-001,
                                              Sao Paulo, SP - Brazil
----------------------------------------------------------------------------------------------------------
  Carlos Alberto da   Brazil                  Avenida Brigadeiro Faria        Director of BRC, InBev, the
  Veiga Sicupira                              Lima, 3729 - 7(degree) andar,   Stichting and AmBev
                                              CEP 04538-905, Sao Paulo,
                                              SP, Brazil
----------------------------------------------------------------------------------------------------------
  Roberto Moses       Brazil                  Avenida Brigadeiro Faria        Director of BRC, the
  Thompson Motta                              Lima, 3729 - 7(degree)          Stichting and InBev;
                                              andar CEP 04538-905,            Alternate Director of
                                              Sao Paulo, SP, Brazil           AmBev; member of the Board
                                                                              of Directors of Quinsa and
                                                                              QIB
----------------------------------------------------------------------------------------------------------
  Marcel Herrmann     Brazil                  Rue Dr. Renato Paes de          Director of BRC, InBev, the
  Telles                                      Barros, n(degree) 1.017,        Stichting and AmBev
                                              3(degree) andar cjs. 31
                                              e 32 04530-001, Sao Paulo,
                                              SP - Brazil
----------------------------------------------------------------------------------------------------------
  Mark Winkelman      Netherlands             c/o North Sea Capital           Director of InBev; Senior
                                              800 3rd avenue 31st fl.         Director of Goldman, Sachs
                                              New York, NY 10017              & Co.
----------------------------------------------------------------------------------------------------------
  Allan Melville      United States           599 Lexington Avenue,           Director of InBev, the
  Chapin                                      New York, NY 10022              Stichting and EPS; Partner
                                                                              of Compass Advisers, LLP
----------------------------------------------------------------------------------------------------------
  Arnoud de Pret      Belgium                 Rue du Loutrier 65, 1170        Director of InBev, the
  Roose de Calesberg                          Brussels, Belgium               Stichting and EPS;
                                                                              Financial Consultant of
                                                                              Multifin
----------------------------------------------------------------------------------------------------------
  Philippe de         Belgium                 Brouwerijplein 1, 3000          Director of InBev, the
  Spoelberch                                  Leuven, Belgium                 Stichting and EPS
----------------------------------------------------------------------------------------------------------
  Jean-Luc Dehaene    Belgium                 Berkendallaan 52, 1800          Director of InBev; Mayor of
                                              Vilvoorde, Belgium              Vilvoorde, Belgium
----------------------------------------------------------------------------------------------------------
  Kees Storm          Netherlands             Vondellaan 24, 2111 CP          Director of InBev; Chairmen
                                              Amsterdam, Netherlands          of the Supervisory Boards
                                                                              of Wessanen NV and Laurus
                                                                              NV
----------------------------------------------------------------------------------------------------------
  Alexandre Van       Belgium                 Brouwerijplein 1, 3000          Director of InBev, the
  Damme                                       Leuven, Belgium                 Stichting and EPS
----------------------------------------------------------------------------------------------------------
  Carlos Brito        Brazil                  Brouwerijplein 1, 3000          Chief Executive Officer of
                                              Leuven, Belgium                 InBev; Director of AmBev
----------------------------------------------------------------------------------------------------------
  Stefan              Belgium                 Brouwerijplein 3, 3000          Zone President Western
  Descheemaeker                               Leuven, Belgium                 Europe of InBev


----------------------------------------------------------------------------------------------------------
  Alain Beyens        Belgium                 Brouwerijplein 3, 3000          Zone President Central and
                                              Leuven, Belgium                 Eastern Europe of InBev
----------------------------------------------------------------------------------------------------------
  Dirk Moens          Belgium                 1120 One Corporate Avenue       Zone President Asia of InBev
                                              Shanghai 200021, People's
                                              Republic of China
----------------------------------------------------------------------------------------------------------
  Steve Cahillane     United States           Brouwerijplein 1, 3000          Chief Marketing Officer of
                                              Leuven, Belgium                 InBev
----------------------------------------------------------------------------------------------------------
  Felipe Dutra        Brazil                  Brouwerijplein 1, 3000          Chief Financial Officer of
                                              Leuven, Belgium                 InBev; Director of AmBev
----------------------------------------------------------------------------------------------------------
  Claudio Garcia      Brazil                  Brouwerijplein 1, 3000          Chief People and Technology
                                              Leuven, Belgium                 Officer of InBev
----------------------------------------------------------------------------------------------------------
  Andre Weckx         Belgium                 Brouwerijplein 1, 3000          Chief Technical Officer of
                                              Leuven, Belgium                 InBev
----------------------------------------------------------------------------------------------------------
  Sabine Chalmers     Germany                 Brouwerijplein 1, 3000          Chief Legal and
                                              Leuven, Belgium                 Communications Officer of
                                                                              InBev
----------------------------------------------------------------------------------------------------------
  Jo Van Biesbroeck   Belgium                 Brouwerijplein 1, 3000          Chief Sales Officer of
                                              Leuven, Belgium                 InBev; Director of AmBev
----------------------------------------------------------------------------------------------------------
  Juan Vergara        Brazil                  Brouwerijplein 1, 3000          Chief Buying Officer of
                                              Leuven, Belgium                 InBev
----------------------------------------------------------------------------------------------------------


                                                    A-1-1

                                             ANNEX A-2

                                   DIRECTORS OF THE STICHTING

-----------------------------------------------------------------------------------------------------------
         NAME                 CITIZENSHIP             BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann       Brazil                 Avenida Brigadeiro Faria       Director of BRC, InBev and
                                                Lima, 3729 - 7(degree)         the Stichting; Alternate
                                                andar, CEP 04538-905,          Director of AmBev
                                                Sao Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------
Carlos Alberto da        Brazil                 Avenida Brigadeiro Faria       Director of BRC, InBev, the
Veiga Sicupira                                  Lima, 3729 - 7(degree)         Stichting and AmBev
                                                andar, CEP 04538-905,
                                                Sao Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------
Marcel Herrman Telles    Brazil                 Avenida Brigadeiro Faria       Director of BRC, InBev, the
                                                Lima, 3729 - 7(degree)         Stichting and AmBev
                                                andar, CEP 04538-905,
                                                Sao Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------
Roberto Moses Thompson   Brazil                 Avenida Brigadeiro Faria       Director of BRC, the
Motta                                           Lima, 3729 - 7(degree)         Stichting and InBev;
                                                andar, CEP 04538-905,          Alternate Director of AmBev;
                                                Sao Paulo, SP, Brazil          member of the Board of
                                                                               Directors of Quinsa and QIB
-----------------------------------------------------------------------------------------------------------
Arnoud de Pret Roose     Belgium                Rue du Loutrier 65, 1170       Director of InBev, the
de Calesberg                                    Brussels, Belgium              Stichting and EPS; Financial
                                                                               Consultant of Multifin
-----------------------------------------------------------------------------------------------------------
Philippe de Spoelberch   Belgium                Brouwerijplein 1, 3000         Director of InBev, the
                                                Leuven, Belgium                Stichting and EPS
-----------------------------------------------------------------------------------------------------------
Alexandre Van Damme      Belgium                Brouwerijplein 1, 3000         Director of InBev, the
                                                Leuven, Belgium                Stichting and EPS
-----------------------------------------------------------------------------------------------------------
Allan Melville Chapin    United States          599 Lexington Avenue,          Director of InBev, the
                                                New York, NY 10022             Stichting and EPS; Partner
                                                                               of Compass Advisers, LLP
-----------------------------------------------------------------------------------------------------------

                                                      A-2-1

                                              ANNEX A-3

                                          DIRECTORS OF EPS

-----------------------------------------------------------------------------------------------------------
         NAME                 CITIZENSHIP             BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------
Frederic de Mevius       Belgium                Place Flagey 18, 1050          Managing Director of
                                                Brussela, Belgium              Verlinvest
-----------------------------------------------------------------------------------------------------------
Charles Adriaenssen      Belgium                Voordestraat 50, B-1851        Consultant and Company
                                                Humbeck, Belgium               Director
-----------------------------------------------------------------------------------------------------------
Arnoud de Pret Roose     Belgium                Rue du Loutrier 65, 1170       Director of InBev, the
de Calesberg                                    Brussels, Belgium              Stichting and EPS; Financial
                                                                               Consultant of Multifin
-----------------------------------------------------------------------------------------------------------
Philippe de Spoelberch   Belgium                Brouwerijplein 1, 3000         Director of InBev, the
                                                Leuven, Belgium                Stichting and EPS
-----------------------------------------------------------------------------------------------------------
Gregoire de Spoelberch   Belgium                Lunch Gardens, Genevestraat    Company Director
                                                10 bl, B-1140 Brussels,
                                                Belgium
-----------------------------------------------------------------------------------------------------------
Alexandre Van Damme      Belgium                Brouwerijplein 1, 3000         Director of InBev, the
                                                Leuven, Belgium                Stichting and EPS
-----------------------------------------------------------------------------------------------------------
Comtesse Edwine van      Belgium                Strada di Catagnola 7, 05036   Director of EPS
der Straten Ponthoz                             Narni Scalo, Italy
-----------------------------------------------------------------------------------------------------------
Pascal Minne             Belgium                Place Sainte-Gudule 19,        Managing Director of Petercam
                                                B-1000 Brussels, Belgium
-----------------------------------------------------------------------------------------------------------
Corrado Oinzio-Biroli    Italy                  Rue de la Loi 200, B-1049      Head of Cabinet, European
                                                Brussels, Belgium              Commission
-----------------------------------------------------------------------------------------------------------
Allan Melville Chapin    United States          599 Lexington Avenue,          Director of InBev, the
                                                New York, NY 10022             Stichting and EPS; Partner
                                                                               of Compass Advisers, LLP
-----------------------------------------------------------------------------------------------------------


                                                     A-3-1


                                                   ANNEX A-4

                                              DIRECTORS OF AMBREW

------------------------------------------------------------------------------------------------------------
         NAME                 CITIZENSHIP             BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT
------------------------------------------------------------------------------------------------------------
Jean Louis Van de        Belgium                Brouwerijplein 1, B-3000       Vice President - Tax of InBev
de Perre                                        Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Benoit Loore             Belgium                Brouwerijplein 1, B-3000       Legal Director of InBev
                                                Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Gert Magis               Belgium                5, Parc d'Activite Syrdall,    Controller of InBev
                                                5365 Munsbach, Luxembourg
------------------------------------------------------------------------------------------------------------
Joao Guerra              Brazilian              Brouwerijplein 1, B-3000       Vice-President - Treasury of
                                                Leuven, Belgium                InBev
------------------------------------------------------------------------------------------------------------



                                                      A-4-1


                                                   ANNEX A-5

                                               DIRECTORS OF IIBV

------------------------------------------------------------------------------------------------------------

         NAME                 CITIZENSHIP             BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT
------------------------------------------------------------------------------------------------------------
Gert Boulange            Belgium                Brouwerijplein 1, 3000         Tax Manager for InBev
                                                Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Ulla De Hondt            Belgium                Brouwerijplein 1, 3000         Director, Business Services
                                                Leuvan, Belgium                for InBev
------------------------------------------------------------------------------------------------------------
Jan Van Erve             Netherlands            Ceresstraat 1, 4811 CA         Director and Financial
                                                Breda, the Netherlands         Manager for IIBV
------------------------------------------------------------------------------------------------------------
Henk Ribbers             Netherlands            Ceresstraat 1, 4811 CA         Legal Advisor to IIBV
                                                Breda, the Netherlands
------------------------------------------------------------------------------------------------------------
Ivar Oosterveld          Netherlands            Ceresstraat 1, 4811 CA         Legal Director of IIBV
                                                Breda, the Netherlands
------------------------------------------------------------------------------------------------------------



                                                       A-5-1

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                                            INBEV SA


                                            by     /s/ Sabine Chalmers
                                                   -----------------------------
                                            Name:  Sabine Chalmers
                                            Title: Chief Legal and
                                                   Communications Officer


                                            by     /s/ Jo Van Biesbroeck
                                                   -----------------------------
                                            Name:  Jo Van Biesbroeck
                                            Title: Chief Sales Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                                           STICHTING INBEV


                                           by      /s/ Arnoud de Pret Roose
                                                       de Calesberg
                                                   -----------------------------
                                            Name:  Arnoud de Pret Roose
                                                   de Calesberg
                                            Title: Director


                                           by      /s/ Roberto Moses
                                                       Thompson Motta
                                                   -----------------------------
                                            Name:  Roberto Moses
                                                   Thompson Motta
                                            Title: Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                                           EUGENIE PATRI SEBASTIEN S.A.


                                           by      /s/ Arnoud de Pret Roose
                                                       de Calesberg
                                                   -----------------------------
                                           Name:   Arnoud de Pret Roose
                                                   de Calesberg
                                           Title:  Director


                                           by      /s/ Philippe de Spoelberch
                                                   -----------------------------
                                           Name:   Philippe de Spoelberch
                                           Title:  Director


                                           by      /s/ Alexandre Van Damme
                                                   -----------------------------
                                           Name:   Alexandre Van Damme
                                           Title:  Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                                            AMBEV S.A.


                                            by     /s/ Benoit Loore
                                                   -----------------------------
                                            Name:  Benoit Loore
                                            Title: Director


                                            by     /s/ Gert Magis
                                                   -----------------------------
                                            Name:  Gert Magis
                                            Title: Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                                            INTERBREW INTERNATIONAL B.V.


                                            by     /s/ Ulla De Hondt
                                                   -----------------------------
                                            Name:  Ulla De Hondt
                                            Title: Director


                                            by     /s/ Gert Boulange
                                                   -----------------------------
                                            Name:  Gert Boulange
                                            Title: Director

                                  EXHIBIT INDEX


Exhibit No.   Description
-----------   -----------

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
              2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.   Description
-----------   -----------

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15          Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr.
              Sicupira and Mr. Telles (incorporated by reference to Exhibit 2.4 the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.17 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19          Form of Amended InBev By-laws (incorporated by reference to
              Exhibit 2.8 to the Schedule 13D relating to AmBev filed by ECAP, InBev Brasil and the Reporting Persons on September 2, 2004).

Exhibit No.   Description
-----------   -----------

2.20          Form of Amended Stichting By-laws (incorporated by reference to
              Exhibit 2.9 to the Schedule 13D relating to AmBev filed by ECAP, InBev Brasil and the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by ECAP, InBev Brasil and the Reporting Persons on September 2, 2004).

2.22 Joint Filing Agreement pursuant to1 Rule 13d-1(k) (incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 2, 2004).

2.23          Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
              Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).

2.27 Press Release of AmBev, dated October 29, 2004 (incorporated by reference to the Schedule 13D relating to Quinsa filed by the Original Reporting Persons on November 4, 2004).

2.28 Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.21 to the Schedule 13D relating to Quinsa, filed on April 17, 2006 by AmBev).

Exhibit No.   Description
-----------   -----------

2.29 Press Release of AmBev, dated April 13, 2006 (incorporated by reference to Exhibit 2.22 to the Schedule 13D relating to Quinsa, filed on April 17, 2006 by AmBev).

2.30 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev, filed on April 26, 2006 by the Reporting Persons).

2.31 Press Release of AmBev, dated August 8, 2006 (incorporated by reference to Exhibit 2.23 to the Schedule 13 relating to Quinsa, filed on August 10, 2006 by AmBev).

2.32 Press Release of AmBev, dated November 8, 2006 (incorporated by reference to Exhibit 2.24 to the Schedule TO-C relating to Quinsa, filed on November 9, 2006 by AmBev).




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